SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Total Research Corporation
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    89151110
                                 --------------
                                 (CUSIP Number)


                              Howard A. Sobel, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                           ---------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                       N/A
                           ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|




                               Page 1 of 10 pages

                                  SCHEDULE 13D
CUSIP No. 89151110                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Brodsky
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|

                                                                         (b) |X|

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

               PF

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------

                               7)     SOLE VOTING POWER
                                      628,961* (See Item 5)
         NUMBER
                               -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       See Item 5
         BENEFICIALLY
                               -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         628,961* (See Item 5)

         REPORTING
                               -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         See Item 5

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  628,961*

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.5%*
--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
* Includes 120,000 shares of Common Stock issuable upon exercise of the Stock Options and the Director Stock Options (each as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options and the Director Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.89151110                                             Page 3 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George L. Lindemann

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|

                                                                         (b) |X|

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

               PF

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      283,050* (See Item 5)
         NUMBER
                               -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       See Item 5
         BENEFICIALLY
                               -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         283,050* (See Item 5)
         REPORTING
                               -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         See Item 5

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  283,050*

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.5%*

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
* Includes 90,000 shares of Common Stock issuable upon exercise of the Stock Options and the Director Stock Options (each as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options and the Director Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 4 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Howard L. Shecter

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|

                                                                         (b) |X|

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

               PF

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      303,050* (See Item 5)
         NUMBER
                               -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       See Item 5
         BENEFICIALLY
                               -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         303,050* (See Item 5)
         REPORTING
                               -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         See Item 5

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  303,050*

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.6%*

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
* Includes 90,000 shares of Common Stock issuable upon exercise of the Stock Options and the Director Stock Options (each as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options and the Director Stock Options issued to the Reporting Person.

                  The filing of this Statement does not constitute an admission that the Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock beneficially owned by each of the other Reporting Persons.


                         Amendment No. 1 to Schedule 13D
                         -------------------------------



                  This statement amends the Schedule 13D dated June 30, 1998 (the "Schedule 13D"), relating to the Common Stock, $.001 par value (the "Common Stock"), of Total Research Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to such terms in the Schedule 13D.


         ITEM 2(a) - (c) OF THE SCHEDULE 13D, "IDENTITY AND BACKGROUND" IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                  (a) - (c) This Statement is being filed by David Brodsky, George L. Lindemann and Howard L. Shecter (collectively, the "Reporting Persons"). The Reporting Persons and Messrs. Eugene Goldberg, Donald Jacobson, Anthony Lamport and Alan L. Stuart have determined not to enter into a stockholders agreement, as referred to in Item 6 of the Schedule 13D. Accordingly, Messrs. Goldberg, Jacobson, Lamport and Stuart have determined that they do not have a reporting obligation under Section 13(d) of the Exchange Act with respect to the Common Stock.

         Mr. Brodsky is a retired private investor. His address is 2856 Hurlingham Drive, West Palm Beach, Florida 33414.

         Mr. Lindemann is Chairman and Chief Executive Officer of Southern Union Company. His office address is 767 Fifth Avenue, 50th Floor, New York, New York 10153.

         Mr. Shecter is a partner in the law firm of Morgan, Lewis & Bockius LLP. His office address is 101 Park Avenue, New York, New York 10178.


         ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" IS HEREBY AMENDED TO ADD THE FOLLOWING NEW
PARAGRAPH AT THE END THEROF:

         As of December 7, 1998, the Reporting Persons, taken together, beneficially owned an aggregate of 1,215,061 shares of Common Stock (including 300,000 shares issuable upon exercise of the Stock Options and the Director Stock Options described below). Of the shares of Common Stock acquired by the Reporting Persons since the filing of the
Schedule 13D, 50,000 shares were acquired in the open market by Mr. Brodsky for an aggregate purchase price of $112,500 and 150,000 shares were acquired pursuant to stock options granted by the Company to each of the Reporting Persons (the "Director Stock Options") in connection with their election to the Board of Directors of the Company (the "Board"). Mr. Brodsky purchased the shares of Common Stock acquired in open market purchases with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         The individual purchases of, and Director Stock Option grants to, each Reporting Person are as follows:

         Mr. Brodsky purchased 50,000 shares of Common Stock in the open market at a price of $2.25 per share for aggregate consideration of $112,500. He also received 50,000 Director Stock Options.

         Mr. Lindemann and Mr. Shecter each received 50,000 Director Stock Options.


         ITEM 4(a) OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING PARAGRAPH AT THE END THEREOF:

         Pursuant to the terms of the Director Stock Options, Messrs. Brodsky, Lindemann and Shecter each have the right to acquire 50,000 shares of Common Stock, for a period of 10 years from September 23, 1998, at an exercise price of $2.50 per share.



         ITEM 5(a) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER" IS HEREBY AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT
THE END THEREOF:1

                  (a) As of December 7, 1998, the Reporting Persons, taken together, beneficially owned an aggregate of 1,215,061 shares of Common Stock (including 300,000 shares issuable upon exercise of the Stock Options and the Director Stock Options), representing approximately 10.6% of the outstanding shares of Common Stock (assuming full exercise of all of the Stock Options and the Director Stock Options issued to the Reporting Persons). David Brodsky beneficially owns 628,961, or approximately 5.5%, of the outstanding shares; George L. Lindemann beneficially owns 283,050, or approximately 2.5%, of the outstanding shares; and Howard L. Shecter beneficially owns 303,050, or approximately 2.6%, of the outstanding shares.

---------------------------
1 All percentages in Item 5 are based upon the 11,476,108 shares of Common Stock reported by the Company to be issued and outstanding as of November 4, 1998, and assume the full exercise of all of the Stock Options and the Director Stock Options issued to the Reporting Persons.

         ITEMS 5(b) AND 5(c) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER" IS AMENDED AND RESTATED IN THEIR ENTIRETY AS
FOLLOWS:

                  (b) As of the date hereof, each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Person. The Reporting Persons may from time to time engage in discussions with each other with respect to the acquisition, holding, voting or disposition of the Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock beneficially owned by each of the other Reporting Persons.


                  (c) Except as listed on Schedule I hereto, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.


         ITEM 6 OF THE SCHEDULE 13D, "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER" IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         As indicated in Item 5(b) above, the Reporting Persons may from time to time engage in discussions with each other with respect to the acquisition, holding, voting or disposition of the Common Stock. Each of the Reporting
Persons expressly disclaims beneficial ownership of the Common Stock beneficially owned by each of the other Reporting Persons.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  December 17, 1998

                                          DAVID BRODSKY


                                                By:   /s/ Howard L. Shecter
                                                   -----------------------------
                                                      Howard L. Shecter
                                                      Attorney-in-Fact

                                          EUGENE GOLDBERG


                                                By:  /s/ Howard L. Shecter
                                                   -----------------------------
                                                     Howard L. Shecter
                                                     Attorney-in-Fact

                                          DONALD JACOBSON


                                                By:  /s/ Howard L. Shecter
                                                   -----------------------------
                                                     Howard L. Shecter
                                                     Attorney-in-Fact

                                         ANTHONY M. LAMPORT


                                                By:   /s/ Howard L. Shecter
                                                   -----------------------------
                                                     Howard L. Shecter
                                                     Attorney-in-Fact

                                        GEORGE L. LINDEMANN


                                                By:   /s/ Howard L. Shecter
                                                   -----------------------------
                                                      Howard L. Shecter
                                                      Attorney-in-Fact

                                                     /s/ Howard L. Shecter
                                                   -----------------------------
                                                     Howard L. Shecter


                                        ALAN L. STUART


                                                By:   /s/ Howard L. Shecter
                                                   -----------------------------
                                                      Howard L. Shecter
                                                      Attorney-in-Fact

                                   SCHEDULE I

                             TRANSACTIONS IN COMMON
                       STOCK OF TOTAL RESEARCH CORPORATION
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by David Brodsky

                    Number of
                      Shares                    Price Per
Date                Purchased                      Share             Total Cost
--------------------------------------------------------------------------------

10/21/98             50,000                      $2.25              $112,500